HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

April 6, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Based on the Bank's Board of Directors' decision dated March 11, 2004 and numbered 2100, the Ordinary General Shareholders' meeting of Garanti Bank regarding financial year of 2003 was held on April 5, 2004, at 14:30 in Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2 Beşiktaş-İstanbul, and the following agenda was discussed and accepted.

- In order to replace the vacancies in the Board of Directors, the appointment of Ergun Özen and Ali Can Verdi was voted and unanimously approved,
- General Assembly of Garanti Bank approved the transfer of TL286,426,463,113,663. into extraordinary reserves account which remains after setting aside the legal reserves from net income of TL301,501,540,119,645. for the full year 2003, as purposed by the Board of Directors in its meeting dated March 11, 2004 and numbered 2100,
- Information was provided to the shareholders regarding the donations made during 2003,
- The nomination of KPMG - Cevdet Suner Denetim ve Yeminli Mali Müşavirlik as the External Audit Company by the Board of Directors was approved.

Yours Sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

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